February 29, 2008

Via EDGAR

Ms. Laura Hatch

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC  20549

Re:          Liberty All-Star Equity Fund, 811-04809

                Liberty All-Star Growth Fund, Inc., 811-04537

Dear Ms. Hatch:

On behalf of the Registrant, attached hereto is the definitive 14A filing for the Liberty All-Star Equity Fund and the Liberty All-Star Growth Fund, Inc. (the “Registrants”).  This filing incorporated the comments received on February 8, 2008 and are summarized below.

1.               Staff Comment:  Clarify the expiration of terms in the trustee/director tables.

Registrants Response:  The term ending dates for the various Board members have been clarified.

2.               Staff Comment:  Given the investments on Messrs. Lowry and Benning listed on Page 7, has their independence been verified?

Registrants Response:  The independence of Messrs. Lowry and Benning has been verified.

3.               Staff Comment:  Under the heading “New Portfolio Management Agreement with Chase” on page 8, briefly compare and contrast the old and new  investment sub-advisors emphasizing the areas listed in the paragraph:  philosophy, investment process, personnel and performance.

Registrants Response:  Disclosure has been added to the section titled “New Portfolio Management Agreement with Chase” explaining the differences between the old and the new sub-advisors.

4.               Staff Comment:  In the third paragraph under the heading “Information About the Meeting,” define how abstentions and broker non-votes will impact the proposal relating to the new portfolio management agreement.

Registrant’s Response:  Disclosure has been added to explain that abstentions and broker non-votes will have the effect of votes against the proposal relating to the new portfolio management agreement.

If you have any additional questions regarding this filing, please feel free to contact me or my paralegal, Stephanie Barres, at 303.623.2577.

Sincerely,

/s/ Tané T. Tyler
Tané T. Tyler
Secretary